Frascona, Joiner, Goodman and Greenstein, P.C.
4750 Table Mesa Drive
Boulder, Colorado 80305
Ph: 303 494 3000
Fx: 303 494 6309

December 12, 2007

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Fidelity Aviation Corporation
Amendment No. 1 to Registration Statement on Form SB-2 Filed October 17, 2007 File No. 333-146758

Dear Ms McManus:

On behalf of Fidelity Aviation Corporation, a Colorado corporation (the “Company”), please be advised that the Company has today filed Amendment 1 to its registration statement on Form SB-2. In conjunction with that filing, enclosed please find our responses to your comment letter of November 7, 2007 relating to the Company’s registration statement on Form SB-2.

Summary, page 6

1.	Please revise to remove from the second sentence that the summary is “not complete” as this is a complete summary.

The registration statement has been amended in response to this comment to delete the referenced language.

2.	Consistent with your disclosure on page 23, please revise the summary section to include some discussion of the fact that you had no sales in 2007 and discuss the reason for the lack of sales.

The registration statement has been amended in response to this comment include discussion of the fact that the company has had no sales in 2007 and to discuss the reason for lack of sales.

The Company, page 6

3.	Please revise to include your revenues and net loss for the last audited period and interim stub.

The registration statement has been amended in response to this comment. Amendment 1 includes interim unaudited financial statements for the period ended September 30, 2007 and the interim unaudited financial statements for the period ended June 30, 2007 have been deleted. Accordingly, the Summary Financial Information table now includes audited information for the fiscal year ended December 31, 2006 and unaudited information for the interim period ended September 30, 2007.

Summary Financial Information, page 8

4.	Please remove the parenthesis from the revenues disclosed in the table for the fiscal years ended 2005 and 2006.

The registration statement has been amended in response to this comment. The parenthesis has been removed from the 2006 revenue number.

Signature, page 52

5.
Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

The signature lines have been revised to reflect the fact that John Schoenauer is also signing in the capacity of Principal Accounting Officer.

Sincerely yours,
Frascona, Joiner, Goodman and Greenstein, P.C.

By:  /s/ Gary S. Joiner